SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WEBMETHODS, INC.
(Name of Subject Company)
WEBMETHODS, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
94768C108 (Common Stock)
(CUSIP Number of Class of Securities)
David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(703) 460-2500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Charles W. Katz, Esq.
Morrison & Foerster, LLP
1650 Tysons Blvd., Suite 400
McLean, Virginia 22102
(703) 760-7700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE
PRESS RELEASE
Software AG to Acquire webMethods, Inc.
Establishes Leadership in High Growth SOA / BPM Market
Major Step Towards Stated Goal of €1Billion Software Company
Darmstadt, Germany and Fairfax, Va. — April 5, 2007 — Software AG (TecDAX, ISIN DE 0003304002 / SOW), Europe’s largest systems software and Service-Oriented Architecture (SOA) provider, and webMethods, Inc. (NASDAQ: WEBM), a leading business integration and optimization software company, today announced that they have entered into a definitive agreement for Software AG to acquire webMethods in a cash tender offer for $9.15 per share or approximately $546 million.
This transaction will significantly strengthen the combined company’s leadership in the fast-growing SOA and Business Process Management (BPM) markets. Together, the companies bring an expanded product portfolio to a global customer base of over 4,000 organizations and 100 partners in complementary geographies around the globe. Specifically, Software AG will more than double its customer base in North America. This combination also brings complementary industry strengths and minimal customer overlap, providing immediate and mutual access to additional customer segments, particularly in financial services, manufacturing and the public sector. This acquisition builds on the strong reputations and market positions of both companies and is a major step in Software AG’s recently announced plans to more than double its revenue to €1 billion (USD $1.3 billion).
The acquisition will create an industry-leading SOA and BPM product portfolio with unmatched depth and breadth. The portfolio spans SOA Governance & Enablement, BPM and Business Activity Monitoring, Application Integration and Legacy Modernization capabilities.
“This acquisition clearly positions Software AG as one of the global leaders in SOA and BPM. Combining our product portfolio and sales team with those of webMethods gives us a major foothold in the critical North American market,” said Karl-Heinz Streibich, CEO of Software AG. “webMethods’ Fabric product family combined with Software AG’s Crossvision SOA suite will provide an end-to-end SOA solution that allows our combined client base to more effectively create, manage and govern their business processes. Together we will be creating truly advanced SOA solutions. We look forward to working with webMethods’ talented team of professionals throughout their organization.”
“By joining forces with Software AG, we’re able to fully capitalize on the highly differentiated and market leading position that we’ve established for our products within the business integration, SOA and BPM markets. Customers will benefit significantly from the greatly expanded product and service portfolio that we will be able to offer them. This combination will

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provide additional opportunities through our shared partner network, our combined geographical strengths and our complementary business models,” said David Mitchell, president and CEO, webMethods, Inc.
Given the complementary nature of Software AG’s and webMethods’ businesses, Software AG expects to recognize synergies through both revenue enhancement and cost savings. “We expect this transaction to be strongly accretive to Software AG’s operating earnings from 2008 onwards,” said Software AG’s CFO Arnd Zinnhardt. “Software AG looks forward to bringing our demonstrated track-record for growth and profitability to the combined company.”
The transaction has been approved by the Supervisory Board of Software AG. webMethods’ Board of Directors has also approved the transaction and will recommend that their shareholders accept the offer. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close during the second quarter of 2007.
Arma Partners acted as financial advisor to Software AG, and Bear Stearns & Co., Inc. served as financial advisor to webMethods and provided a fairness opinion to webMethods’ Board of Directors. Davis Polk & Wardwell acted as legal advisor to Software AG and Morrison & Foerster, LLP acted as legal advisor to webMethods.
Conference Call/Webcast Information
There will be an analyst and investor conference call conducted by both management teams to discuss the transaction today at 9 a.m. Eastern. To participate in the conference call, US callers can dial (877) 296-2302 and callers outside of the US can dial +1(706) 634-9628, passcode 4886198. A replay will be available until April 12, 2007 at 11:59 p.m. ET for US callers at (800) 642-1687 or +1(706) 645-9291 for callers outside of the US, pass code 4886198. A live web cast of the conference call will also be available at www.softwareag.com and www.webmethods.com, with a replay available for those unable to attend the live session.
Software AG | Uhlandstraße 12 | 64297 Darmstadt | Germany
About Software AG
Software technology to increase the value of enterprise IT systems. Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications — especially in heterogeneous IT environments. Software AG’s products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.
Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries. The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million (unaudited) in 2006. www.softwareag.com
About webMethods

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webMethods (Nasdaq: WEBM) provides business integration software to integrate, assemble and optimize available IT assets to drive business process productivity. webMethods delivers an innovative, enterprise-class business integration platform that incorporates proven integration technology with next generation capabilities into one interoperable set of tools that delivers a unique combination of efficiency, agility and control. webMethods combines industry leadership with a zealous commitment to customers to deliver tangible business value to more than 1,500 global customers. webMethods is headquartered in Fairfax, Va., with offices throughout the U.S., Europe, Asia Pacific and Japan.

Contact for Software AG:
Paul Hughes Paul.Hughes@softwareag.com	Norbert Eder Norbert Eder@softwareag.com
Director Media Relations	Vice President Corporate Communications
Phone +49 (0) 6151 92-0 Fax +49 (0) 6151 92-1191	Phone +49 (0) 6151 92-1146 Fax +49 (0) 6151 92-1444
US: Scot Hoffman scot.hoffman@fd.com	US: Gerda Yearwood gerda.yearwood@softwareagusa.com
Financial Dynamics	Senior Director Market Development
Phone (212) 850-5617 Fax (212) 850-5790	Phone (703) 391-8295

Contact for webMethods:
John Conley John.Conley@webmethods.com
Director of Public Relations
Phone (703) 460-5996
Important Information
The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission (“SEC”). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.
Forward-Looking Statements
This press release and the conference call announced in it contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust

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regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, webMethod’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks and uncertainties that are beyond the control of Software AG and webMethods. Software AG and webMethods disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this press release.

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